Exhibit 99.1

VivoPower named Official Battery Technology Partner for Tottenham Hotspur

●	In a first-of-its-kind partnership, VivoPower will explore future solutions that will help Tottenham Hotspur accelerate towards becoming a net zero carbon business
●	The NASDAQ-listed sustainable energy solutions provider curates, integrates and scales solutions for businesses on a mission to rapidly accelerate their decarbonisation
●

Tottenham Hotspur is dedicated to minimising its environmental impacts across its operations and was recently named the Premier League’s greenest club, having become a signatory of the UN Sports for Climate Action Framework

LONDON, Feb. 24, 2021 – Tottenham Hotspur (“The Club”) has today announced VivoPower International PLC (Nasdaq: VVPR) (“VivoPower”, the “Company”) as its Official Battery Technology Partner until the end of the 2021/22 season.

Tottenham Hotspur was recently named the English Premier League’s greenest club following a study carried out by BBC Sport and the UN-backed Sport Positive Summit. The first-of-its-kind partnership forms part of Tottenham Hotspur’s wider aims to minimise the environmental impacts of its activities across all Club operations.

VivoPower will now undertake a review of Tottenham Hotspur’s stadium and training centre to explore future solutions that could help the Club accelerate towards becoming a net zero carbon business.

It is envisaged VivoPower will supply a large, solid state battery with capacity of more than 3 MW at the stadium to balance and guarantee the venue’s power supply. A full-suite sustainable energy solution – including rooftop solar panels, battery storage, custom microgrid controls and electrical infrastructure – will also be designed for the Club’s training centre.

The Club is a signatory of the UN Sports for Climate Action Framework, demonstrating its commitment to playing its part to ensure the sports sector is on the path to a low-carbon future, in line with the aims of the Paris Agreement.

Last year, Tottenham Hotspur also became a founding partner of Count Us In, a global movement aiming to mobilise 1 billion people in the fight against climate change.

Donna-Maria Cullen, Executive Director, Tottenham Hotspur, said: “We are committed to minimising the environmental impacts of our activities across all operations in addition to using our global reach and appeal to raise awareness of the issue of climate change.

“Science points towards an urgent need for businesses to decarbonise and the Club is always open to new technologies and innovations to help achieve this core aim.

“It is the first partnership of its kind within the world of football and shows Club’s intent to reduce its carbon emissions. The work of companies like VivoPower with businesses like ours could be seen in years to come as an essential part of limiting the impacts of climate change.”

Kevin Chin, Executive Chairman and CEO of VivoPower, said: “We are delighted to be working with Tottenham Hotspur on what would be our first full suite SES deal, our first deal involving infrastructure assets and our first SES deal in the UK. Tottenham not only has a fantastic history and heritage as one of the world’s pre-eminent football clubs, but also tops the Sport Positive Rankings as the English Premier League’s most sustainable club.

“As VivoPower is a certified B Corporation, we have to be sure that our partners share our goals and ethos. Given Tottenham’s excellent sustainability credentials, we know we’re partnering with a sports business that shares our values and vision.

“Our deal encompasses all aspects of our sustainable energy solutions which are available to all corporates looking to decarbonise far more rapidly than their competitors. We hope to assist Tottenham by delivering a turnkey SES outcome that enables the Club to accelerate towards net zero carbon status.

“Both the stadium and training ground projects will serve as perfect ambassadors for VivoPower’s work as we grow rapidly and help decarbonise businesses across the UK and all major international markets.”

Tottenham Hotspur is already offsetting its carbon footprint in a myriad of different ways – to date, the Club has planted thousands of new and semi-mature trees and tens of thousands of new plants, hedges and flowers across its training centre to establish an ecological habitat.

VivoPower has also acquired marketing rights as the Club’s Official Battery Technology Partner for cash consideration, with brand visibility on digital signage at Tottenham Hotspur home matches and regular content on the Club’s popular social media channels to amplify VivoPower’s purpose and presence to a global audience.

To watch VivoPower CEO Kevin Chin and Tottenham Hotspur Executive Director Donna-Maria Cullen announce the partnership, click here.

To find out more about how the Club is leading the way with a range of sustainable measures, click here.

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customised and ruggedised fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

Contacts

VivoPower Investor Relations

shareholders@vivopower.com

VivoPower Press

rmorganevans@edisongroup.com

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about VivoPower’s partnership with Tottenham Hotspur FC and the expected benefits and potential returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.